11/13/14

14041877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital Markets North America Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3100, P.O. Box 830
(No. and Street)

Toronto	Ontario	M5J 2T3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andre Altaras (416) 848-3525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 23 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/17/14

Macquarie Capital Markets North America Ltd.

Statement of Financial Condition
March 31, 2014

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Capital Markets North America Ltd. for the period ended March 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Andre Altaras
Chief Financial Officer

June 12, 2014
Date

Subscribed and sworn to before me,
On this 12th day of June 2014

Joel Patrick Harrison Amy
A Notary Public in and for the
Province of Ontario

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Independent Auditor's Report

To the Board of Directors and Stockholder of
Macquarie Capital Markets North America Ltd.

We have audited the accompanying statement of financial condition of Macquarie Capital Markets North America Ltd. as of March 31, 2014.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital Markets North America Ltd. at March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 29, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F (813) 286 6000, www.pwc.com/us

Macquarie Capital Markets North America Ltd.
Statement of Financial Condition
March 31, 2014

Assets		
Cash and cash equivalents	$	4,947,184
Receivable from customers		2,071,481
Receivable from parent - broker accounts		8,588,402
Receivable from affiliate - intercompany		121,612
Tax refund receivable		688,697
Other assets		308,171
Total assets	$	16,725,547
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	51,660
Payable to customers		8,588,402
Payable to parent - broker accounts		2,071,481
Payable to affiliate - intercompany		567,448
Total liabilities		11,278,991
Stockholder's equity		
Common stock, $1.00 par value; 4,500,000 shares authorized, issued and outstanding		4,500,000
Retained earnings		946,556
Total stockholder's equity		5,446,556
Total liabilities and stockholder's equity	$	16,725,547

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Macquarie Capital Markets North America Ltd. (the "Company") is a wholly owned subsidiary of Macquarie Capital Markets Canada Ltd. (the "Parent"), which is an indirect, wholly owned subsidiary of Macquarie Group Limited, a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a range of brokerage services to institutional clients, primarily related to institutional equity sales and institutional equity trading. The Company executes and settles transactions through facilities of the Parent's clearing broker.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in deposit and highly liquid investments held in deposit with two major financial institutions. The Company defines cash equivalents as short-term investments with maturities of three months or less from the date of purchase.

Receivable from and Payable to Customers
The Company records customer securities transactions on a settlement date basis in accordance with US GAAP. Balances recorded as receivable from or payable to customers consist of securities failed to deliver and securities failed to receive, respectively, as of the date of the statement of financial condition.

Other Assets
Other assets consist of sales tax receivables and other prepaid expenses of the Company.

Income Taxes
The amount of current taxes payable or recoverable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of March 31, 2014 there are no financial instruments.

New Accounting Pronouncements
On April 1, 2013, the Company adopted new guidance issued by the FASB related to disclosures about offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The Company's adoption of this guidance did not have a material impact on the Company's financial statements.

3. Related Party Transactions

The Company has transactions with the Parent that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The administrative services and execution portion of the payable to affiliate is $567,448. The payable to Parent – broker accounts and receivable from Parent – broker accounts consist of securities failed to receive and securities failed to deliver, respectively.

4. Commitments and Contingencies

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. At March 31, 2014, the Company has no allowance for doubtful accounts with regard to these receivables. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

5. Legal and Regulatory Matters

As at March 31, 2014, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 (the "Act") that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as determined by SEC Rule 15c3-3. At March 31, 2014, the Company had net capital of $4,299,616 which was $4,049,616 in excess of the Company requirement of $250,000.

7. Income taxes

As of March 31, 2014, the Company has US Federal and State net operating loss carry forwards of $468,932 which will expire at various dates from 2033 through 2034. As the Company is in a three year cumulative loss position for its US Federal and State income taxes, it is more likely than not that it will not realize its deferred tax asset of $194,912 and accordingly the Company has recorded a full valuation allowance against this asset.

8. Subsequent Events

The Company has evaluated subsequent events through May 29, 2014, the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.